U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FORM 12b-25       Commission File Number 1-9474
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                                                           CUSIP Number 34659D10
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                           NOTIFICATION OF LATE FILING
(Check One):

[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K    [ ] Form 10-Q   [ ] Form N-SAR

         For Period Ended:          November 1, 1998
                                    ----------------
                  .
[ ]Transition  Report  on Form  10-K    [ ]Transition  Report  on Form 10-Q
[ ]Transition  Report  on  Form  20-F   [ ]Transition  Report  on  Form  N-SAR
[ ]Transition Report on Form 11-K

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:         Forstmann & Company, Inc.
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Former Name if Applicable:       --------------------------------

Address of Principal Executive Office (Street and Number): 498 Seventh Avenue
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City, State and Zip Code:                                  New York, N.Y. 10018
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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

          State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

          The Registrant is unable to file the subject report within the prescribed time period because the Registrant is currently in the process of amending its credit facility, which may be completed at or just subsequent to the due date of the Registrant's Form 10-K. The contemplated amendments to the Company's credit facility will require the Company to revise certain disclosures to Management's Discussion and Analysis and other items of its Form 10-K.


Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

          Rodney J. Peckham             (212)                    642-6900
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             (Name)                 (Area Code)             (Telephone Number)

(2)  Have all other periodic reports required under section        [X] Yes [ ]No
     13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

(3)  Is it anticipated that any significant  change in results    [X] Yes [ ] No
     of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           FORSTMANN & COMPANY, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:    January 28, 1999                       By/s/ RODNEY J. PECKHAM
          ----------------                         -------------------------
                                                   Rodney J. Peckham
                                                   Executive Vice President
                                                   and Chief Financial Officer

 Attachment to Forstmann & Company, Inc. Form 12b-25, January 29, 1999

The Company will report in its Form 10-K a significant decline in its results of operations for fiscal year 1998 as compared to fiscal year 1997. As previously reported in the Company's Form 10-Q for the thirty-nine week period ended August 2, 1998 (the "1998 Nine-Month Period"), net sales have declined ($150.5 million for fiscal year 1998 as compared to $199.0 million for fiscal year 1997) resulting in a significant decline in gross profit ($7.8 million for fiscal year 1998 as compare to $26.4 million for fiscal year 1997). During fiscal year 1998, in response to the decline in market demand for domestically produced woolen and worsted fabrics, the Company exited certain unprofitable product offerings and implemented cost restructuring plans designed to reduce the Company's overall operating costs (the "1998 Restructuring"). In connection with the 1998 Restructuring, the Company incurred severance expense, expense associated with stay put bonuses and recognized a loss on impairment of certain machinery and equipment. All of these amounts were charged to restructuring items during fiscal year 1998. Certain inventories were rendered obsolete by the decision to exit certain unprofitable product offerings and the resulting reserve for obsolescence was charged to cost of goods sold during fiscal year 1998. Further, as described in the Company's Form 10-Q for the 1998 Nine-Month Period, the cost of raw wool declined during fiscal year 1998 which resulted in the Company's forward purchase commitments at November 1, 1998 for wool being valued in excess of current replacement cost. Accordingly, a reserve for loss on such forward purchase commitments was recognized and charged to cost of goods sold in the fourth quarter of fiscal year 1998.

Subsequent to the end of fiscal year 1998, on November 19, 1998, the Company announced its decision to close its Louisville finishing plant and substantially curtail its Milledgeville spinning and weaving operations in response to the continuing decline in demand for domestically produced woolen and worsted fabrics. This decision resulted in a further impairment of the Company's machinery and equipment, which was charged to restructuring items in fiscal year 1998 and inventory obsolescence, the reserve for which was charged to cost of goods sold in fiscal year 1998.